Filed by MTech Acquisition Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MTech Acquisition Holdings Inc.

Registration Statement Number: 333-228220

News Release

MJ Freeway Announces Tech Updates for MJ Platform

Updates will result in a faster checkout process for retailers, and let cultivators track batches instead of individual plants

New York, NY – November 9, 2018 – MJ Freeway, LLC (“MJ Freeway”), a leading seed-to-sale technology provider for the cannabis industry and developer of enterprise resource planning platform, announced a series of updates for its MJ Platform, a cannabis compliance tracking platform. The updates recently went live in the system.

“These updates include new functionality, which will simplify and improve many of the processes our clients complete in their operation daily,” says Jessica Billingsley, CEO & Co-Founder of MJ Freeway. “As the leading seed-to-sale platform having tracked more than $13 billion in cannabis sales through our MJ Platform® and Leaf Data Systems® we provide our clients with technology specific for their market and needs. We are also working closely with state regulators to advance the compliance standards and at the same time meet the needs of cannabis companies.”

At the heart of MJ Platform are features to deliver return on investment for cannabis businesses in efficiency and opportunity identification.

  Retail Fulfillment Workflow
  Retail fulfillment workflow was updated to enable high-volume retailers to adopt a more streamlined, faster checkout process. The technology enabled process gives cannabis retailers a new and innovative method that streamlines retail traffic flow and reduce wait time for customers and labor costs for retailers.

  Cultivation Tracking Efficiency
  Two new cultivation features within MJ Platform simplify, streamline, and save hours of time for cultivators.
    Certain jurisdictions allow for plants to be tracked as groups rather than requiring the tracking of individual plants. MJ Platform now allows for tracking plants as groups. Where compliance rules allow, this workflow will save cannabis businesses hours of time.
    Cultivators can now create plants from existing plant inventory including seeds, clones, and tissue culture. This feature reduces key entry and saves time.

These features are part of MJ Platform’s seed-to-sale platform that connects cannabis businesses compliantly across the entire supply chain. We believe MJ Platform’s real-time data and visibility, along with features that enable businesses to save time and money, are hallmarks of next generation cannabis technology.

As previously announced, MJ Freeway has entered into a definitive merger agreement with MTech Acquisition Corp. (Nasdaq: MTEC), a special purpose acquisition company (“MTech”).

About MJ Freeway

Founded in 2010, MJ Freeway is a leading cannabis technology company that creates and sells software, consulting and data solutions for cannabis businesses and government agencies, including cultivation management, point of sale, patient management, inventory tracking systems, and regulatory compliance reporting and monitoring. MJ Freeway serves domestic clients in 29 states and the District of Columbia, as well as international clients in Australia, Canada, Chile, Colombia, Denmark, New Zealand, South Africa, Spain, Switzerland and Uruguay. Its regulatory software platform to state government regulatory agencies, Leaf Data Systems®, and seed-to-sale tracking software platform to commercial private businesses, MJ Platform®, have processed more than $13 billion in medicinal and recreational cannabis sales to date. For more information, visit mjfreeway.com.

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About MTech Acquisition Corp.

MTech Acquisition Corp. is a blank check company formed in September 2017 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more businesses or assets. MTech is led by Chairman Steven Van Dyke and Chief Executive Officer Scott Sozio.

Forward Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside MJ Freeway’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to obtain MTech stockholder approval of the business combination with MJ Freeway; the inability to complete the transaction contemplated by the merger agreement governing such business combination because of failure of closing conditions or other reasons; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by MTech stockholders; the ability of the new public company formed for the proposed MJ Freeway-MTech business combination (“Pubco”) to meet the listing standards of The Nasdaq Stock Market following the consummation of the transactions contemplated by the merger agreement; costs related to the proposed business combination; MJ Freeway’s ability to manage growth; the reaction of MJ Freeway’s customers and suppliers to the business combination; Pubco’s ability to identify and integrate other future acquisitions; rising costs adversely affecting MJ Freeway’s profitability; adverse changes to the legal environment for the cannabis industry; and general economic and market conditions impacting demand for MJ Freeway’s products and services. See the risk factors that have been disclosed in the registration statement on Form S-4 that was filed with the U.S. Securities and Exchange Commission on November 6, 2018 for additional risks associated with the business combination. None of MTech, Pubco or MJ Freeway undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Media Contact:

Jon Goldberg
KCSA Strategic Communications
Tel. 212.896.1282
Email: jgoldberg@kcsa.com

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